The Annual Meeting of Shareholders of the Fund was held on January 12, 2010 and adjourned until February 2, 2010. At the February 2, 2010, meeting, common shareholders voted on the proposal for a new Investment Advisory Agreement and the Investment Management Agreement.

With regard to the proposal for the new Investment Advisory Agreement and Investment Management Agreement:

                                    # of Shares    # of Shares   # of Shares
                                      In Favor       Against      Withheld
                                    ----------------------------------------
New Investment Advisory Agreement     9,470,701      944,926       310,699

New Investment Management Agreement   9,492,494      924,844       308,987